LORD ABBETT INVESTMENT TRUST

90 Hudson Street

Jersey City, NJ 07302

February 9, 2024

VIA EDGAR

Mindy Rotter

Alberto Zapata

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Investment Trust (the “Trust”)
Registration Statement on Form N-14
File No. 333-276389

Dear Ms. Rotter and Mr. Zapata:

This letter responds to comments that Ms. Rotter provided in a follow-up telephone conversation on February 7, 2024, and Mr. Zapata provided in a follow-up telephone conversation also on February 7, 2024 (together, the “February 7 Comments”), each with Victoria Zozulya of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Trust, regarding the Trust’s preliminary prospectus/information statement regarding the merger (the “Merger”) of Lord Abbett Corporate Bond Fund (“Target Fund”) (a series of the Trust) with Lord Abbett Income Fund (“Acquiring Fund”) (a series of the Trust, and, together with Target Fund, the “Funds”), filed on January 5, 2024 (the “Preliminary Materials”) with the U.S. Securities and Exchange Commission (the “Commission”) on Form N-14 (the “Registration Statement”). The February 7 Comments follow comments provided on January 24, 2024 and January 31, 2024 to which the Trust responded with a response letter dated February 2, 2024 (the “SEC Comment Response Letter”). The February 7 Comments and the Trust’s responses thereto, are set forth below.

The Trust will file with the Commission a combined prospectus/information statement (the “Prospectus/Information Statement”) and a statement of additional information (“SAI”) reflecting changes made in response to your comments in a Pre-Effective Amendment to the Registration Statement (the “Amendment”).

Capitalized terms used but not defined in this letter have the meanings given to them in the Preliminary Materials.

Comments provided by Mr. Zapata:

1. As a follow-up response to Comment 12 in the SEC Comment Response Letter, please summarize in a supplemental response the differences in the advisory contracts of the

Target Fund and the Acquiring Fund. If there are substantive differences, these should be disclosed in the Amendment.

Response: The Target Fund and Acquiring Fund are party to the Management Agreement between the Trust and Lord Abbett. There are no differences in the advisory contracts aside from the differences in the management fee rate as currently outlined in the Registration Statement under the question “How do the management fees and other expenses of the Funds compare, and what are they estimated to be following the merger?”.

Comments provided by Ms. Rotter:

2. In the “If Shares Are Not Redeemed” table in the “Examples” section of the Prospectus/Information Statement, please review the amount disclosed for “Target Fund Class I” for 5 years, there appears to be a typographical error. Please confirm in correspondence that the amount will be updated in the Amendment or explain the calculation.

Response: The typographical error will be corrected in the Amendment.

3. Please confirm in correspondence that there have been no material changes to the Capitalization table in the Prospectus/Information Statement since the date reflected in the table.

Response: We confirm that there have been no material changes to the capitalization table in the Prospectus/Information Statement since the date reflected in the table.

4. Please confirm the footing and cross footing calculations in the Capitalization table to ensure that there are no calculation errors in the table. If the numbers have been rounded, please state this in a footnote.

Response: The calculations in the Capitalization table have been confirmed and will be corrected as necessary in the Amendment. Disclosure regarding rounding in the table will also be included in the Amendment.

5. Please include a hyperlink to the Target Fund’s financial statements, which include the Target Fund’s most recent financial highlights and which are noted as incorporated by reference in the SAI.

Response: The requested hyperlink will be added to the Amendment.

6. Please confirm in correspondence that all hyperlinks in the Amendment will lead the reader directly to the document referenced.

Response: We confirm that all hyperlinks in the Amendment will lead the reader directly to the document referenced.

* * * * *

If you have any questions, please call the undersigned at (201) 827-2263.

Sincerely,

/s/ Victoria Zozulya
Victoria Zozulya
Vice President and Assistant Secretary

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